EXHIBIT 4.4

AMPCO-PITTSBURGH CORPORATION

DESCRIPTION OF SECURITIES

The following summary of certain provisions of the securities of Ampco-Pittsburgh Corporation (“we,” “our” or the “Corporation”) does not purport to be complete. You should refer to our Restated Articles of Incorporation, Amended and Restated By-laws, the Warrant Agreement, dated as of September 22, 2020, by and between the Corporation and Broadridge Corporate Issuer Solutions, Inc., as warrant agent (the “Warrant Agreement”) and each of the other documents referenced herein, which are attached as exhibits to the Annual Report on Form 10-K to which this Description of Securities is part, each as amended from time to time. The summary below is also qualified by reference to the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), as applicable.

General

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $1.00 per share, and 3,000,000 shares of preference stock, without par value, the rights and preferences of which may be established from time to time by our board of directors.

Common Stock

Each share of common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preference stock, each shareholder is entitled to receive any dividends, in cash, stock, or otherwise, as our board of directors may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or unable to pay our debts as they become due in the usual course of business, or if we would become so as a result of the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preference stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution after providing for claims of creditors as required by the PBCL.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preference stock that we may designate and issue in the future.

Under the PBCL, cumulative voting applies to the election of directors by holders of common stock (and holders of any series of preference stock that is entitled to vote in the election of directors).

Preference Stock

Under Pennsylvania law and our Restated Articles of Incorporation, our board of directors, without further action by the shareholders, is authorized to designate and issue preference stock in one or more series and to fix as to any series the annual dividend or dividend rate, the relative priority as to dividends, redemption prices, preferences on dissolution, the terms of any sinking fund, voting rights, conversion rights, if any, and any other preferences or special rights and qualifications. The board has authorized 150,000 shares of Series A Preference Stock in 1998. None of those Series A shares has been issued.

If we create one or more series of preference stock, it or they may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The authorized Series A preference stock contains such provisions. In addition, shares of preference stock may have class or series voting rights or rights to vote with the common stock, and may have more than one vote per share. Issuances of preference stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. We have no present plans to issue any preference stock, including any of the authorized Series A Preference Stock.

Series A Warrants

We have issued warrants to purchase common stock, which are designated as Series A warrants. These Series A warrants are separately transferable through their expiration on August 1, 2025. The Series A warrants are listed for trading on NYSE American. The common stock underlying the Series A warrants, upon issuance, is listed for trading on the NYSE under the symbol “AP.”

Exercisability. Each Series A Warrant is exercisable at any time and from time to time after the date of issuance and will expire on August 1, 2025. The Series A warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us the warrant certificate or warrant, as applicable a duly executed exercise notice and payment in full for the number of shares of common stock purchased upon such exercise, except in the case of a cashless exercise as discussed below.

Cashless Exercise. If at the time of exercise of the Series A warrants there is no effective registration statement registering, or the prospectus contained therein is not available for issuance of, the shares issuable upon exercise of the warrant, the holder may exercise the warrant on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of shares of common stock purchasable upon such exercise.

Exercise Price. Each Series A warrant represents the right to purchase 0.4464 shares of common stock at an exercise price of $2.5668 per share (or $5.75 per whole share of common stock under the Series A warrants). In addition, the exercise price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations, reclassifications or certain similar transactions.

Transferability. Subject to applicable laws and restrictions, a holder may transfer a warrant upon surrender of the warrant to us with a completed and signed assignment in the form attached to the warrant. The transferring holder will be responsible for any tax that liability that may arise as a result of the transfer.

Rights as Shareholder. The holder of a Series A warrant, solely in such holder’s capacity as a holder of a Series A warrant, will not be entitled to vote or to any of the other rights of our shareholders.

Amendments and Waivers. The provisions of each Series A warrant may be modified or amended or the provisions thereof waived with the written consent of us and the holders of a majority of the outstanding Series A warrants.

The Series A warrants are subject to the terms of the Warrant Agreement.

Anti-Takeover Provisions

Certain provisions of our charter and by-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by it. They may also discourage an unsolicited takeover of our company if the board determines that the takeover is not in our best interests. These provisions could have the effect of discouraging certain attempts to acquire our company or remove incumbent management even if some or a majority of shareholders deemed such an attempt to be in their best interests.

These provisions in our charter include: (a) the classification of the board of directors into three classes; (b) a provision fixing the size of the board of directors to no more than 15 members and no fewer than five; and (c) the authority to issue additional shares of common stock or preference stock without shareholder approval.

Our charter also includes a provision requiring the affirmative vote of the holders of 75% of the voting power of the then outstanding capital stock of our company to (a) remove the entire board of directors, a class of the board of directors, or any individual member of the board of directors; provided, however that no individual director can be removed without cause (unless the entire board of directors or any class of directors is removed) in case the votes cast against such removal would be sufficient, if voted cumulatively for such director to elect him or her to the class of directors of which he or she is a member, or (b) approve amendments to our charter, unless such amendment, repeal or provision has been approved by at least a two-thirds vote of the whole board of directors, in which event the affirmative vote of the holders of not less than a majority of the voting power of the then outstanding shares of capital stock of our company entitled to vote in an annual election of directors, voting together as a single class, will be required.

The by-laws provide that any shareholder who desires to present a nomination of person(s) for election to the board of directors or a proposal of other business at a shareholders’ meeting, or a proponent, must first provide timely written notice to our secretary. The by-laws set forth the deadlines and methods and procedures required for submitting such advance notice. the advance notice must set forth in reasonable detail (a) as to each person the shareholder proposes to nominate for election to the board, information concerning the proposed nominee, including such nominee’s consent to serve as a director if elected and consent to being named in any proxy materials relating to the Corporation’s next annual meeting or special meeting, as applicable, a representation that the nominating shareholder or beneficial owner, if any, intends to solicit the holders of shares representing at least 67% of the shares of voting stock in support of such director nominee other than the Corporation’s nominees, and other specific information called for by the by-laws, or (b) as to any other business that the shareholder proposes to bring before the meeting, a description of the substance of the proposal. The advance notice must include all such information regarding the proponent and/or nominee(s) which would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC. The advance notice must also include a representation from the proponent that such person is a shareholder of record of our company, is entitled to vote at the shareholders’ meeting, and intends to appear in person or by proxy at the meeting to present the nomination or other proposal specified in the notice, and a description of any agreements, arrangements, or understandings between the proponent and any other person or persons (naming such persons) pursuant to which the proposal is to be made by the proponent. Additionally, a shareholder who has delivered a notice adhering to all requirements set forth in the by-laws must comply with all requirements set forth in Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, and must certify to adhering to those requirements and must provide evidence that it has complied with such requirements no later than five business days prior to the annual or special meeting.

Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card other than white, which shall be reserved for exclusive use by the Corporation.

PBCL Anti-Takeover Provisions

The PBCL contains a number of statutory “anti-takeover” provisions, including Subchapters E, F, G and H of Chapter 25 and Sections 2513, 2521, 2524, 2538, and 2539 of the PBCL, which apply automatically to different categories of Pennsylvania registered corporations (usually a public company) unless the corporation elects to opt-out of those provisions. We are a Pennsylvania registered corporation of the type subject to the broadest number of those provisions, and as a result, except for the provisions from which we have opted out (as noted below), we are subject to the anti-takeover provisions described below. Descriptions of the anti-takeover provisions are qualified in their entirety by reference to the PBCL.

Subchapter F (relating to business combinations) generally delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and our company. The term “business combination” is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Section 2513 of the PBCL authorizes the use of shareholder rights plans, or poison pills, that preclude or limit the exercise of such rights by persons making an offer to acquire a corporation’s shares.

Section 2521 of the PBCL provides that shareholders are not entitled by statute to call special meetings of the shareholders and our by-laws do not give shareholders any right to call special meetings.

Section 2524 provides that shareholders cannot act by partial written consent unless permitted in the articles of incorporation.

Section 2538 of the PBCL generally establishes certain shareholder approval requirements with respect to specified transactions with “interested shareholders.”

Section 2539 of the PBCL prohibits a “short-form” merger of a registered corporation (which ordinarily could be done by an 80%-or-more shareholder vote of a target corporation, without further action by the target corporation’s board or other shareholders) unless the board of directors of the target corporation approves the merger.

We have elected to opt out of Subchapters E, G, and H of Chapter 25 of the PBCL. Subchapter E (relating to control transactions) would have generally provided that if any person or group acquires 20% or more of the voting power of our company, the remaining holders of voting shares may demand from such person or group the fair value of their voting shares, including a proportionate amount of any control premium. Subchapter G would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition. Subchapter H would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired, offered to acquire or publicly disclosed an intention to acquire 20% of our voting power or publicly disclosed an intention to acquire control of us.

Under the PBCL, directors owe a fiduciary duty to our company. In discharging that duty, directors may, in considering our best interests, consider, to the extent they deem appropriate, the effects of any action upon any or all groups affected, including shareholders, employees, customers, suppliers, and creditors and upon communities in which officers or other establishments of our company are located. The board of directors need not consider the interests of any particular group affected by an action as a dominant or controlling interest. Under the PBCL, the fiduciary duty of directors does not require the board of directors to redeem or modify or render inapplicable any shareholder rights plan, to render inapplicable or make any determinations under Subchapter F or any other provision of the PBCL relating to or affecting acquisitions or proposed acquisitions of control of our company, or otherwise act solely because of the effect that such action might have upon a potential or proposed acquisition of our company or the amount that might be offered or paid to shareholders in such an acquisition.